10:54 PM
04/17/18
Accrual Basis

fun-gi games LLC
Profit & Loss
January through December 2017

		Jan - Dec 17
Ordinary Income/Expense		
Income		
AdColony		44,119.39
Apple		264,642.96
Chartboost		1,552.39
Total Income		310,314.74
Cost of Goods Sold		
Merchant Account Fees		72,253.46
Total COGS		72,253.46
Gross Profit		238,061.28
Expense		
Advertising and Promotion		99,709.14
Bank Service Charges		145.00
Computer and Internet Expenses		16,683.11
Contractor		0.00
Dues and Subscriptions		2,894.00
Employee Benefits		2,900.00
Guaranteed Payment		60,000.00
Insurance Expense		1,196.29
Interest Expense		1,977.11
Legal		940.25
Meals and Entertainment		3,208.51
Office Supplies		4,722.41
Payroll Expenses		122,242.27
Payroll Taxes		28,592.80
Professional Fees		33,839.68
Taxes		
Taxes and Permits	20.00	
Taxes - Other	1,100.90	
Total Taxes		1,120.90
Telephone Expense		1,017.34
Travel Expense		3,507.07
Total Expense		384,695.88
Net Ordinary Income		-146,634.60
Net Income		**-146,634.60**